VIRALYTICS LTD
ONCOLYTIC VIRUSES

RECEIVED
2008 JUL -1 A 7:25
OFFICE OF INTERNATIONAL CORPORATE FINANCE

20 June 2008

[redacted]

08003488

Securities and Exchange Commission
Division of Corporate Finance
Office of International Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
U.S.A.

Attention: Mr. Elliot Staffin

SUPPL

Re: ~~Viralytics~~ Osiris Limited
12g3-2(b) Information
File No. 82-34945

Dear Mr. Staffin

Enclosed please find information that Viralytics Limited is required to furnish to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

The attached documents are being furnished with the understanding that:

- they will not be deemed "filed" with the Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act; and
- neither this letter nor the furnishing of such documents shall constitute an admission for any purpose that Viralytics Limited is subject to the Securities Exchange Act.

If you have any questions or comments, please call the undersigned on telephone 61 2 9499 3200.

Bryan Dulhunty
Executive Chairman

PROCESSED
JUL 03 2008 A
THOMSON REUTERS

dlw 7/1

Viralytics Ltd ABN 12 010 657 351
www.viralytics.com
t +61 2 9499 3200 f +61 2 9499 3300
PO Box 1045 Pymble Business Centre Pymble NSW 2073
8/33 Ryde Road Pymble NSW 2073
Australia

RECEIVED
2008 JUL -1 A 7:45
FICE OF INTERNATIONAL
CORPORATE FINANCE

ASX and Media Release
20 June 2008

VIRALYTICS ENTERS INTO FDA DISCUSSIONS

Viralytics Limited is pleased to announce that it has entered into discussions with the United States Food and Drug Administration (FDA) on the toxicology studies of its lead oncolytic virus product, CAVATAK™.

The USA is the world's largest pharmaceutical market and has some of the most stringent regulatory requirements for drug approval. To maximise shareholder returns it is essential that Viralytics meets the highest regulatory requirements to ensure we have access to all major international markets. As such Viralytics has requested the FDA to review and comment upon its planned toxicology program. FDA discussions will be focused on the proposed formal toxicology program leading up to the initiation of an FDA approved Phase II clinical evaluation of CAVATAK™.

Viralytics has engaged the services of a leading Australian clinical toxicologist and an eminent US based pharmaceutical toxicologist to assist in the development of the companies overall toxicology strategy.

The strategy that has been adopted is based on substantial pre-clinical research on the mode of action of CAVATAK™ and exciting toxicological data generated in an European research collaboration, involving the use of a newly established novel animal model.

"It should be noted that the FDA has already granted Viralytics orphan drug status for use of CAVATAK™ in patients with Stage II(T4)/III/IV melanoma, potentially accelerating the product registration" said Dr Phillip Altman, Director - Clinical Research and Regulatory Affairs.

The Company's decision to enter into detailed discussions with the FDA at this time follows on from the recent granting of a corner stone US patent and Notice of Allowance of a similar patent in Europe.

Bryan Dulhunty
Executive Chairman

About Viralytics Ltd. Viralytics is listed on the Australian Stock Exchange (ASX code: VLA), Viralytics ADR trades under VRACY on the OTC market in the USA. Viralytics' principal asset is the intellectual property relating to CAVATAK™, an Oncolytic Virus technology. CAVATAK™ is the trade name for Viralytics' proprietary formulation of the Coxsackievirus Type A21 (CVA21). CVA21 is a human virus that occurs naturally in the community. CVA21 attaches to the outside of a cell, using a specific 'receptor' on the cell's surface (like a key fitting a lock). CVA21 uses two receptors to infect cells, intercellular adhesion molecule-1 (ICAM-1) and/or decay accelerating factor (DAF). Both of these receptor proteins have been demonstrated to be highly expressed on multiple cancer types, including: melanoma, prostate cancer, breast cancer, multiple myeloma and others

8/33 Ryde Road, Pymble NSW 2073 Australia
PO Box 1045, Pymble Business Centre, Pymble NSW 2073 Australia
P 61 2 9499 3200 F 61 2 9499 3300
E viralytics@viralytics.com W www.viralytics.com
VIRALYTICS LTD ABN 12 010 657 351

END